[Inovio Letterhead]

November 8, 2007

Via EDGAR

Ms. Angela Crane

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0213

Re:	Inovio Biomedical Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 001-14888

Dear Ms. Crane:

This is in response to your comment letter of October 10, 2007 to Peter Kies of Inovio Biomedical Corporation (“Inovio” or the “Company”). For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements, Page F- 1

Note 8. Stockholders’ Equity, page F-16

Common Stock, page F-18

1. Please refer to prior comment 14. As stated in EITF Topic D-42, you should look to the guidance provided in SFAS 84 to determine whether the conversion of the preferred stock is pursuant to an inducement offer. As such, please further discuss your consideration of EITF Topic D-42 in accounting for the transactions.

Response: In response to your comment, the Company considered the guidance provided in EITF Topic D-42 to determine whether the conversion of outstanding shares of convertible preferred stock in conjunction with our offerings and sales of shares of common stock was pursuant to an inducement offer, as defined in SFAS 84. The Company determined that the guidance in SFAS 84 was not directly applicable to these transactions, because the Certificates of Designation, Rights and Preferences for the participating series of preferred stock at the time of original issuance of such preferred stock contemplated at time of issuance and stated that the conversion ratio was subject to change as a result of future offerings. Each of the Certificates of Designation, Rights and Preferences for our series of preferred stock with participation rights reflect the agreement between the Company and the investors in our preferred stock that upon a future offering the holders of that particular series of preferred stock would have the right to participate with respect to the Company’s issuance of any equity or equity-linked securities (“Additional Securities”) under the same terms and conditions offered by the Company to the other purchasers of such Additional Securities. Furthermore, as additionally stated in the Certificates of Designation, Rights and Preferences for each series of preferred stock with participation rights, each time the Company proposes to offer Additional Securities, the Company is obligated to provide each holder of such participating preferred stock notice of such intention to offer Additional Securities, including the terms of such intended offering (including size and pricing) and the anticipated closing date of the sale. These preferred stockholders then have a specified period in which to respond to the Company to elect to purchase or obtain, at the price and on the terms specified in the Company’s notice, up to that number of such Additional Securities which equals such holder’s pro rata amount. Therefore, we did not consider the conversion of preferred stock in these offerings to be an inducement as defined in SFAS 84, but more akin to a contingent conversion upon the exercise of a participation right for which the potential future conversion adjustment was contemplated at the time of the original preferred stock offering. The Company therefore looked to and followed the guidance in EITF 00-27, Issue 7 in calculating the imputed dividend charge to apply to the participation rights exercised by the previously outstanding preferred stockholders. Such imputed dividend is presented on the face of our Statement of Operations, and separate earnings per share calculations were computed and disclosed, as noted in our Form 10-K filed on March 16, 2007.

2. Please refer to prior comment 15. Please tell us why you have relied upon EITF 00-27 with respect to the exchange of units. Since it appears that the common stock was not convertible, explain why you calculated a beneficial conversion feature. Discuss why you attributed the calculated beneficial conversion charge to preferred stockholders and not to common stockholders.

Response: In response to your comment, the Company determined that this was a unique transaction for which there was no literature that provided clear guidance on the appropriate accounting. Therefore, the Company looked to and analogized the facts and circumstances of the transaction to the guidance contained in EITF 00-27. The Company was most familiar with this guidance having applied it to other previous transactions and considered the approach to accounting for the transaction to therefore be both reasonable and consistent. Utilizing the guidance contained in EITF 00-27, we believed that the fair market value on the date of the original transaction in January 2005 was appropriate for determining the imputed dividend which resulted from the issuance of additional shares to the same investors in the December 2005 offering, since this was the value of the underlying shares contemplated by the investors on the date the offering of the original investment in January 2005.

With respect to your comment regarding the attribution of the calculated beneficial conversion charge to preferred stockholders, we acknowledge that the charge should be classified as a separate dividend to the common stockholders. The Company will separate the dividends and beneficial conversion charges for preferred stockholders and common stockholders in future filings disclosing the statements of operations.

3. Please refer to prior comment 16. We note from your response that the first transaction was a registered offering to foreign investors of common stock and warrants pursuant to a prospectus supplement dated September 15, 2006 to your registration statement on Form S-3. With respect to your analysis of whether or not you may legally deliver unregistered shares under U.S. Securities Laws, please discuss in sufficient detail the authority you relied upon in determining that you could convert from a public offering to a private offering.

Response: The Company is unaware of any, and believes there is no, U.S. securities law, rule, regulation, policy or pronouncement by the SEC that outright bars an issuer’s ability to settle a registered warrant with unregistered shares where

(1)   under an applicable exemption from registration such issuance would not be deemed a “private offering,” and

(2)   the parties have negotiated at arms-length for such alternate form of settlement in the absence of an effective registration statement covering the underlying shares.

While the Company understands that the staff’s position is to the contrary in cases where settlement involves a “private offering,” e.g., a offering under Section 4(2) or 4(6) of, or Regulation D under, the Securities Act, the Company believes that such position is not applicable to the facts of the Company’s 2006 transaction being reviewed because neither Section 4(2) or 4(6) nor Regulation D or any other private offering exemption is implicated. Here the settlement issuance would be made under Regulation S, an exemption from registration for offerings and resales occurring outside the territorial boundaries of the United States, i.e., in reliance upon the non-U.S. nexus of the methods used to effect the offering and on the status of the investors as non “U.S. persons,” without regard to their number or sophistication.

This comment appears to be premised on the view that the potential settlement of its registered warrants held by foreign investors with unregistered shares would involve a “private offering.” The Company respectfully disagrees that an offering pursuant to Regulation S constitutes a “private offering,” and affirms its position that Regulation S provides an applicable exemption from registration for the issuance of such shares under the Company’s particular facts and circumstances. Further, the Company confirms that such alternate form of settlement was specifically contemplated and negotiated for by the parties to the warrant agreement for reasonable business purposes, and was not driven by an intent to create a particular accounting result for the issuer.

It has been clear since its adoption in 1990 that Regulation S is an exception to the general rule prohibiting issuers from conducting a registered offering concurrently with an unregistered offering or from converting a registered offering to an unregistered offering. In other words, an issuer’s offers and sales that are made in an “offshore transaction” with no “directed selling efforts” within the United States, as defined in Regulation S, are not integrated with its domestic offers and sales that are registered or satisfy the requirements for an exemption from registration under the Securities Act. SEC Release No. 33-6863, Offshore Offers and Sales, Fed. Sec. L. Rep. (CCH) ¶84,524 (April 24, 1990) (hereinafter Release 33-6863). Release 33-6863 and other authorities are discussed further below.

Conversion from Registered to Unregistered Offering Not Barred

The Company does not dispute that under the U.S. securities laws an issuer generally may not conduct a public registered offering and a private placement of securities concurrently, or even consecutively within certain periods of time or that this principle arises from the inherent conflict between public aspects of the registration process and the terms and conditions upon which the private placement exemptions from registration rely. However, there are exceptions such as Regulation S where the nature of the offering as public or private is irrelevant. Further, even in a “public-private” context, the U.S. securities laws do not outright bar conversion from a registered offering to a private placement, or vice versa, providing numerous exceptions to the generally understood prohibition, such as the non-exclusive safe harbors provided by Rules 152 and 155, the interpretive guidance provided by certain no-action letters, and the five-factor test for determining integration of offerings as set forth in SEC Release No. 33-4552, Nonpublic Offering Exemption, Fed. Sec. L. Rep. (CCH) ¶2770 (November 6, 1962). The underlying rationale expressed for such qualifications and exceptions to the acknowledged limitation is to address the relationship between “public offerings” and “private offerings” in terms of the potential impact of integration and the resulting loss of applicable exemptions on which the private offering activity would need to rely in relation to issuer behavior implicit in the public offering process, most often “general solicitation”.

Specifically, the preliminary note to Rule 155, which allows for non-integration of certain registered offerings which are subsequently completed as unregistered offerings and vice versa, specifically identifies the rule as providing “a non-exclusive safe harbor from integration of private and registered offerings” (emphasis added). Rule 155 defines “private offering” precisely for purposes of the exemption, referencing Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D, supporting the point of view that the terminology “private offering” does not encompass all unregistered offerings. (See also SEC Release 33-7943, Integration of Abandoned Offerings, Fed. Sec. L. Rep. (CCH) ¶86,416 (March 7, 2001), which construes “general solicitation or advertising to impart a public character to an offering” and that the definition of “private offering” under the Rule is limited to those Sections or Rules under such activity is clearly impermissible or expressly forbidden.)  The SEC further stated in the referenced release that the rule was intended “to enhance an issuer’s ability to switch from a private offering to a registered offering, or vice-versa, in response to changing market conditions[,]” emphasizing that the rule does not apply to all unregistered offerings, only those that qualify as “private.”  Thus, the implication is that while such an exemption is required for transitioning between private and registered offerings, there is no bar and no such exemption required for transitioning between other unregistered and registered offerings.

Even in one of its most recent statements regarding potential conversion of offerings from registered to unregistered form and vice versa, the SEC guidance solidly addresses only the public-private offering dichotomy in the context of Section 5’s registration requirement:

“This guidance does not affect the risk that the Commission or a court could find a violation of Section 5 where a company begins an offering as a private placement and seeks to complete that offering pursuant to a registration statement, or where a company commences a registered offering and seeks to complete that offering through a private placement, except in those circumstances specified in Securities Act Rule 155. See Integration of Abandoned Offerings, Release No. 33-7943 (Jan. 26, 2001).”  Footnote 122, SEC Release No. 33-8828, Proposing Release on Revisions of Limited Offering Exemptions in Regulation D (August 3, 2007) (emphasis added).

Further, the staff’s interpretive positions in the Black Box (June 26, 1990) and Squadron Ellenoff, Pleasant & Lehrer (February 28, 1992) no-action letters, have previously recognized that, under certain circumstances, an issuer may concurrently conduct a private offering during the pendency of a registration statement without its being integrated with the ongoing registered public offering, indicating that there are certain facts and circumstances outside of the explicit terms and conditions of Rule 155 in which even a “private offering” exemption can be appropriately relied upon in relation to a registered offering. Thus, although the SEC generally evaluates the co-existence or conversion of different offering types in terms of “public offerings” versus “private offerings” (as opposed to the broader scope of “unregistered offerings”), even under this limited dichotomy there is the potential for reliance on an exemption from registration without violation of the U.S. securities laws.

Overlap of Registered and Regulation S Offering Not Barred

As in the case of a conversion from a registered to unregistered offering, the Company believes that there is rule, regulation or controlling policy statement by the SEC that prohibits the potential overlap of a publicly registered offering and a Regulation S offering, or a conversion from one form to the other. In contrast, the adopting release for Regulation S specifies that “[o]ffshore transactions made in compliance with Regulation S will not be integrated with registered domestic offerings or domestic offerings that satisfy the requirements for an exemption from registration under the Securities Act, even if undertaken contemporaneously.” (SEC Release No. 33-6863, emphasis added). Thus, the potential settlement of the Company’s registered warrants with unregistered shares issued in compliance with Regulation S can be viewed in two ways, each within the scope of recognized allowable activity with regards to Regulation S issuances:

•                                          The settlement of the registered warrants using unregistered shares pursuant to Regulation S constitutes a subsequent offer and sale to a prior registered offering that cannot be completed as such; or

•                                          As the potential for settlement using unregistered shares has been an explicit term of the registered warrant from the time of the initial sale of the warrant itself, such term constitutes an inherent contemporaneous offer of unregistered shares.

Further, the Company’s potential reliance on Regulation S to settle the outstanding warrants is not “part of a plan or scheme to evade the registration provisions of the Act,” since it did register the underlying shares for takedown off of the Company’s shelf registration statement, and would be seeking to rely on Regulation S solely to ensure the warrantholders are always able to exercise the warrant for shares of the Company’s common stock under the terms negotiated.

Issuance Pursuant to Regulation S Is Not A Private Offering

As previously noted, the Company believes that there is no SEC rule, regulation or policy statement that bars an issuer’s ability to convert from a registered offering to an unregistered offering, other than the limitations related to potential integration of registered offerings and offerings conducted pursuant to private placement exemptions discussed above. The Company acknowledges that if it were seeking to rely on a private placement exemption, it would need to demonstrate compliance with one of the exceptions to such recognized limitations on conversion from a public to private offering. However, with regard to potential settlement of its registered warrants with unregistered shares, the Company would rely on the unregistered issuance exemption provided by Regulation S, not a private placement exemption, and thus such unregistered settlement of its warrants would not be a “private offering” subject to the conversion limitations noted for private offerings or needing to fit within an exception to such limitations discussed above.

In contrast to the public offering-private offering dichotomy discussed above, Regulation S provides a jurisdictional safe harbor, allowing exemption from registration for offers and sales that occur outside the United States. In both the original adopting release for Regulation S (SEC Release No. 33-6863) and the amending release for Regulation S in 1998 (SEC Release No. 33-7505, Offshore Offers and Sales, Fed. Sec. L. Rep. (CCH) ¶86,006 (February 17, 1998)), the SEC speaks in terms of a safe harbor for offshore transactions, and does not designate such offerings as necessarily either “public” or “private” in nature, instead drawing distinctions between offerings pursuant to Regulation S and both domestic registered offerings and “private offerings” pursuant to Section 4(2) and Regulation D. Further, the releases acknowledge that the offering practices set forth within Regulation S are meant to apply equally in the context of an offshore public offering by a domestic issuer as in a limited offering by such issuer. The releases further differentiate between traditional domestic “private offering exemptions” and Regulation S, noting “the Commission believes Regulation S will continue to offer significant advantages over the private offering exemptions.” SEC Release No. 33-7505.

Further, preliminary note 5 to Regulation S states that “[a]ttempted compliance with any rule in Regulation S does not act as an exclusive election; a person making an offer or sale of securities may also claim the availability of any applicable exemption from the registration requirements of the Act.” This instructional note does not classify Regulation S as a form of “public offering” or “private offering,” and supports the concept of a Regulation S offering as merely an unregistered, exempt offering. Likewise, preliminary note 7 to Regulation D states that securities “offered and sold outside the United States in accordance with Regulation S need not be registered under the Act,” and “Regulation S may be relied upon for such offers and sales even if coincident offers and sales are made in accordance with Regulation D inside the United States,” further differentiating Regulation S from the traditional private placement exemption. As a result, the Company believes that an offer and/or sale completed in reliance on and compliance with Regulation S is neither deemed “public” or “private” as these terms are generally used in reference to registered domestic offerings or placements of shares in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder.

Thus, although the potential settlement of the warrants via an issuance of shares in compliance with Regulation S would reflect a shift from delivery of registered to unregistered shares, as discussed above such issuance would not constitute a “private offering” and should not be evaluated within the limitations governing the interaction of public and private offerings.

Regulation S Exemption Is Applicable to Company’s Warrants

In the October 2006 transaction in which the registered warrants were sold, the Company and its prospective investors negotiated and included certain limitations and protections in the warrants to ensure that the potential issuance of unregistered shares to the warrantholders would comply with the applicable requirements of Regulation S: (i) issuance in an offshore transaction, (ii) no directed selling efforts in the United States by or on behalf of the issuer or certain other persons, and (iii) the satisfaction of certain other offering limitations. Rule 903(a).

Issuance in an Offshore Transaction

In the Company’s October 2006 direct financing transaction, both the Company and the investors provided appropriate representations to assure each other that in the absence of registration the initial registered offer and sale of the warrants themselves would have qualified as a Regulation S offering. In recognition of the potential need to and negotiated right to settle the warrants in reliance on Regulation S, the parties agreed to a contractual transfer restriction applicable to the registered warrants to ensure that an exercise of the warrant would continue to qualify as an offshore transaction, as defined with Rule 902. Specifically, each of the registered warrants bears the following legend, reflecting the transfer limitations set forth within the warrant agreement and the securities purchase agreement pursuant to which the warrants were sold:

THIS WARRANT MAY NOT BE TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER (I) COMPLIES WITH STATE AND FEDERAL SECURITIES LAWS, (II) IS TO A NON-”U.S. PERSON” AS DEFINED IN REGULATION S AS PROMULGATED UNDER THE SECURITIES ACT, AND (III) IS ONLY TO A PERSON THAT AT THE TIME OF TRANSFER QUALIFIES AS (X) AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(A) OF REGULATION D UNDER THE SECURITIES ACT, (Y) A “QUALIFIED INSTITUTIONAL BUYER” WITHIN THE MEANING OF RULE 144A(A)(1) OF THE SECURITIES ACT OR (Z) TO AN AFFILIATE OF SUCH PURCHASER AS THE TERM “AFFILIATE” IS DEFINED AND APPLIED UNDER RULE 501(B) OF REGULATION D UNDER THE SECURITIES ACT.

Thus, the warrants should always be held by non-U.S. persons (as defined within Regulation S) located outside of the United States that qualify to invest under the offering exemption provided by Regulation S.

No Directed Selling Efforts

The parties did not engage in directed selling efforts, as defined in Rule 902 and discussed in the original and amending rule releases cited above, during the initial offer and sale of the warrants. Further, the prior registration of the shares of common stock underlying the warrants does not constitute an inappropriate directed selling efforts, as “[l]egitimate selling activities carried out in the United States in connection with an offering of securities registered under the Securities Act . . . will not constitute directed selling efforts with respect to offers and sales made under Regulation S.” SEC Release 33-6863.

Other Offering Limitations

The parties ensured compliance with the remaining requirements of Regulation S set forth in Rule 903(b)(3) for potential issuance of shares upon exercise of the warrants as follows:

•              The issuance upon exercise, if made prior to the expiration of the one-year distribution compliance period, will not be made to a U.S. person or for the account or benefit of a U.S. person due to the contractual transfer restrictions reflected in the warrant legend, as discussed above. (See Rule 903(b)(3)(A)).

•              The issuance upon exercise, if made prior to the expiration of the one-year distribution compliance period, will be made in reliance either on the original purchaser’s representations that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person, or on a transferee’s representations made at the time of assignment that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person, and that such assignment has been completed pursuant to the terms and restrictions of the warrant agreement itself. (See Rule 903(b)(3)(B)(1)).

•              If exercised prior to the expiration of the one-year distribution compliance period, pursuant to Sections 3.1 and 3.2 of the warrant agreement, the purchaser of the shares upon exercise of the warrant agrees not to resell or otherwise dispose of its rights in such securities except pursuant to an available exemption from registration, including pursuant to Regulation S, or upon effective registration of such shares for resale, as reflected by the following restrictive legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED, AND MAY NOT BE OFFERED, SOLD, ASSIGNED OR TRANSFERRED, IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION UNDER SAID ACT IS NOT REQUIRED.”

(See Rule 903(b)(3)(B)(2), (3)).

The Parties Have Business Reasons for Negotiated Settlement Provision

As noted above, the Company’s potential reliance on Regulation S to settle the outstanding warrants is not part of a plan or scheme to evade the registration provisions of the Act, nor was it designed to allow for particular accounting treatment by the Company. As a company focused on research and development and clinical development, the Company historically operates with net losses and negative cash flow. Prospective investors in the Company are aware that the Company’s ability to continue as a going concern is dependent upon its ability to obtain additional capital on a regular basis. Thus, such investors are also aware that the Company may not always have readily available cash to net settle warrant obligations and that to require such net-cash settlement would be ultimately damaging to the Company and therefore to the investor’s investment. Further, such investors would rather receive further equity interest in the Company as initially intended by the purchase of the warrant, rather than cash settlement, so that they maintain the potential “upside” of their warrant purchase. Thus, in an effort to satisfy both the Company’s and investors’ primary interests by allowing for cash exercise of the warrants for Company equity upon settlement of the warrants, the negotiated form of warrant was designed to satisfy the terms and conditions of a Regulation S issuance as noted above.

In conclusion, the Company respectfully believes that the potential settlement of the registered warrants from its October 2006 offshore direct financing with unregistered shares pursuant to Regulation S and the terms of the warrant agreement itself do not constitute a conversion from a public offering to a private offering and would constitute a Securities Act-compliant issuance under Regulation S.

4. Further, please note that if U.S. Securities Laws implicitly require settlement in registered shares because the company will not be able to find an exemption from registration and therefore settling in unregistered (or restricted) shares would be a violation of U.S. Securities laws, then the company is obligated to deliver registered shares upon exercise and settlement of the warrant and the warrants would not qualify for equity classification under EITF 00-19 because there are further registration and prospectus delivery requirements that are outside of the control of the company.

Response: The Company respectfully notes that, as set forth in response to comment 3 above, the U.S. securities laws do not implicitly require settlement of our registered warrants in registered shares. Further, the SEC’s own discussion of EITF 00-19 and the implications of U.S. securities laws thereunder recognizes that “[i]t is important to note that there are numerous exemptions that might be available” for settlement of warrants with unregistered shares. See Speech by SEC Staff: Remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, Stephanie L. Hunsaker, Associate Chief Accountant, Division of Corporation Finance (December 12, 2006). The speech notes that U.S. securities laws “may implicitly require settlement in registered shares because the company will not be able to find an exemption from registration,” implicitly acknowledging that there are potential applicable exemptions which would not constitute a violation of the U.S. securities laws when relied upon for settlement using unregistered shares (emphasis added). It is important to note that statements in the speech regarding lack of an exemption focus on the private placement exemption provided by Section 4(2), leading to the SEC position that “there will likely not be an exemption available to the company for the sale of the shares underlying the warrants.”  However, it is equally important to note that the speech specifies that the lack of exemption is merely “likely,” not definite. Further, the speech directly acknowledges that in certain instances an applicable exemption not reliant on lack of solicitation or other terms and conditions of the “private offering” exemptions may exist (such as Section 3(a)(9) as cited in the speech, or Regulation S as noted above) and would result in a different outcome. Thus, within the context of EITF 00-19 and the related U.S. securities law analysis thereunder, the SEC has previously recognized that exemptions outside of the “public” versus “private” offering dichotomy do exist and can be applied within the equity classification analysis. As a result, the Company continues to believe that the registered warrants do qualify for equity classification under EITF 00-19.

As noted in the Company’s response to prior comment 16 dated September 28, 2007, the Company has completed a further review of the appropriate classification of the registered warrants under EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock, including analysis of the provisions of the warrant itself and the related securities purchase agreement. In addition to this further review of EITF 00-19, the Company also carefully reviewed the speech delivered by SEC staff member, Stephanie L. Hunsaker on December 12, 2006, as cited above and referenced in prior comment 16, in further analyzing whether equity classification of the registered warrants was appropriate. Based on the application of the criteria for equity classification in EITF 00-19, the Company concluded that the criteria were met and classified the value of the registered warrants as equity as of December 31, 2006.

Consistent with prior communications, the following summarizes the Company’s evaluation of the registered warrants within the context of the applicable paragraphs of EITF 00-19:

•                                          Under Paragraph 8 of EITF 00-19, the initial criteria for a contract to be initially classified as equity were met. For instance, the warrants required physical settlement and there was no provision in the warrants that allowed for net-cash settlement; therefore, classification as an asset or liability would not be proper.

•                                          There is no requirement in the warrants that permit or could require net-cash settlement instead of the issuance of shares of common stock. See Paragraph 12 of EITF 00-19.

•                                          The warrants permit us to settle in unregistered shares (i.e., we can deliver to the holder of the warrant upon exercise shares that have a restrictive legend on them). See Paragraphs 14-18 of EITF 00-19.

•                                          We currently have sufficient authorized and unissued shares available to settle the warrant contracts after considering all other commitments that may require the issuance of stock during the maximum period the warrants could remain outstanding. More specifically, we currently have 300,000,000 shares authorized for issuance under our Amended and Restated Certificate of Incorporation with an adequate number of shares available for future issuance, as previously indicated. See Paragraph 19 of EITF 00-19.

•                                          The warrants contain an explicit limit on the number of shares to be delivered in the event of exercise by the holder. See Paragraphs 20-24 of EITF 00-19.

•                                          There are no required cash payments to the counterparty in the event that we fail to make timely filings with the SEC. See Paragraph 25 of EITF 00-19.

•                                          There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make whole” provisions.) See Paragraph 26 of EITF 00-19.

•                                          The warrants do not permit any net-cash settlement of any type or in any instance. See Paragraphs 27-28 of EITF 00-19.

•                                          There are no provisions in the warrant or related agreements that provide the warrantholder or holder of shares issued upon exercise of the warrant with rights that rank higher than those of a stockholder of class of stock (common stock) underlying the warrant. See Paragraphs 29-31 of EITF 00-19.

•                                          There is no requirement in the warrant that we post collateral at any point or for any reason. See Paragraph 32 of EITF 00-19.

Based upon the above criteria as set forth in EITF 00-19, the Company believes equity classification of the registered warrants remains appropriate.

In order to further address the prior and current comment with respect to treatment of the registered warrants pursuant to EITF 00-19, the Company will add further disclosure to the notes of its financial statements regarding the terms of the registered warrants, including that the warrants could be settled with unregistered shares issuable pursuant to Regulation S if the Company does not maintain the existing registration statement on which the warrants and underlying shares were initially registered for offer and sale. Further, we will add the sentence below to our existing disclosure regarding the registered warrants in future filings:

We evaluated the provisions of the registered warrants under the guidance of EITF 00-19, and determined that the criteria for equity classification were met, and therefore the warrants associated with our registered offering have been classified within stockholders’ equity.

Note 15. Inovio AS Acquisition, Page F-25

5. Please refer to prior comment 18. Per paragraph B98 of SFAS 141, SFAS 141 did not change the status of EITF 99-12. As such, please further explain how you considered paragraph 9 of EITF 99-12 which states that the measurement period should never include any dates after the date the business combination is consummated.

Response: The Company respectfully notes, consistent with our previous response to Comment 18 in our letter dated September 28, 2007, and with EITF 99-12, paragraph 1, that Opinion 16 appears to include contradictory guidance about the date that should be used to value equity securities issued to effect a combination accounted for using the purchase method. Paragraph 9 of EITF 99-12 specifically addresses how securities should be valued when the measurement date is determined in Issue 2. As a result of the contradiction, two issues were specifically addressed in the guidance contained in paragraph 3, EITF 99-12, as follows:

Issue 1 – The date that should be used to value marketable equity securities of the acquirer issued to effect a business combination accounted for using the purchase method when the number of the acquirer’s shares or amount of other consideration is not subject to change pursuant to the existing terms of the acquisition agreement

Issue 2 – The date that should be used as the measurement date to value equity securities of the acquirer issued in a purchase business combination if the number of the acquirer’s shares or amount of other consideration to be issued could change pursuant to a formula in the initial acquisition agreement.

While the Company has a variability component related to the determination of the number of shares issued in the acquisition, in evaluating the application of EITF 99-12, the Company concluded that this did not result in classification pursuant to Issue category 2. The Company analyzed that Issue category 2 related to situations where the number of shares could be adjusted based on future events. For Inovio, the “variability” in shares was based simply on using a formula to determine the number of shares, but once this number was known, on the date of the transaction, it could not change in the future. Therefore, the Company considered and concluded that it qualified under Issue category 1 and followed the guidance in paragraph 4 of EITF 99-12 that indicated that the Company should use a few days before and after the acquisition is agreed to and announced.

The Company surmised that if this was an Issue category 2 measurement, then conceivably, the measurement period could be a period later than around the date when the transaction is agreed to and announced. Paragraph 9 seems to recognize this and goes on to indicate that in no circumstances, in those situations when the measurement period is after the date when the transaction is agreed to and announced, should the measurement period extend beyond the consummation date.

6. Please refer to prior comments 1 and 21. We note that you determined the value of the IPR&D using the ‘royalty savings method.’ Please note that valuations that employ a “relief from royalty approach” using average industry royalty rates are not appropriate. Royalties are frequently the product of individual negotiations, and the rights and terms of licenses may vary as to exclusivity, manner of use, transferability, and geographical limits. Hypothetical royalty rates may not reflect the full value of ownership of a product and all the related intellectual property rights. For example, we note from your response that you have entered into a significant licensing agreement for the use of the acquired technology. Your valuation should be based upon the fair value of the IPR&D and consider factors specific to that asset, such as its stage of completion at the acquisition date, the complexity of the work completed to date, the difficulty of completing development within a reasonable period of time, technological uncertainties, the costs already incurred and the projected cost to complete. Please refer to Current Issues and Rulemaking Projects, January 21, 2000.

Response: Please note that the Company has previously received and responded to comments of similar substantive scope to comments 1 and 21 from the SEC comment letter dated September 17, 2007, in SEC comment letters dated April 25, 2005 and June 1, 2005, and our respective responses to them dated May 20, 2005 and June 7, 2005. As the Company did not receive any further comments on this topic from the SEC in response to our June 7, 2005 letter, the Company has been under the impression that its approach as explained therein was deemed appropriate by the SEC reviewer at that time.

Furthermore, the Company respectfully wishes to clarify its application of “industry average” technology/royalty rates in the market approach/relief from royalty method valuation of purchased IPR&D. While the royalty rate selected for valuation purposes of the purchased IPR&D is consistent with the industry average, the selected royalty rate used to value the Technology Platform was also based upon asset specific factors. To determine an appropriate royalty rate for the Technology Platform, we considered factors such as the age of the technology, market competition, quality, absolute and relative profitability, and the prevailing rates for similar properties. Specific consideration was given to the following;

1)             Previously consummated third party transactions that included the Technology Platform;

2)             Discussions that Inovio AS and Genetronics had with third parties about licensing the Technology Platform and similar technology owned by Genetronics; and

3)             Projected profitability of Inovio AS and the ability of the Company’s cash flows to support the selected royalty rate.

To produce a product capable of being mass-produced, prior to generating market sales the Technology Platform would be required to go through clinical trials with each drug, DNA vaccine, or gene it is partnered with. While Inovio’s technology is scheduled to start a Phase I/II DNA vaccine clinical trial, clinical trials have yet to start for any combination of a specific payload and the Technology Platform, as of the date of acquisition. While the Company considered the multi-period excess earnings method as a conventional way of valuing the IPR&D, the Company determined that the relief from royalty method of the income approach was more relevant since the Company believed that they had adequate estimates of future revenue streams but believed that developing the additional estimates required to implement the multi-period excess earnings method would have required the use of a variety of speculative assumptions.

Given the fact that the Technology Platform has no alternative future use, the costs associated with producing a product capable of being mass-produced, and the requirements for FDA approval prior to generating any market sales, the Technology Platform was classified as IPR&D.

The selected royalty and discount rates used in the valuation of the Technology Platform considered and applied a variety of factors including the assets stage of completion at the acquisition date, the complexity of the work completed to date, the difficulty of completing development within a reasonable period of time, technological uncertainties, and the costs incurred to date.

Additionally, the projected cost to complete was directly considered in the analysis at the time of acquisition. The Technology Platform had not been approved for commercial sale and it was estimated an additional $3 million would be required to produce a product capable of being mass-produced. It was estimated that this $3 million would be spent over three years, from 2005 through 2007. As a result, $1 million was deducted from the cash flows of the technology in 2005, 2006, and 2007, when valuing the IPR&D.

As a result, the use of the relief from royalty method of the income approach was considered an appropriate way to value the technology for the purposes of determining our IPR&D write-off, as it incorporated factors specific to the asset, including its stage of completion at the acquisition date, the complexity of the work completed to date, the difficulty of completing development within a reasonable period of time, technological uncertainties, the costs already incurred and the projected cost to complete.

* * *

In accordance with your comment letter, the following acknowledges that Inovio understands that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Peter Kies
Peter Kies, Chief Financial Officer
Inovio Biomedical Corporation